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EXHIBIT 12

PSI ENERGY INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Year Ended December 31
	Nine Months Ended September 30, 2002
		2001	2000	1999	1998	1997
	(Thousands, except ratios)
Earnings Available
Net Income	$135,440	$162,333	$135,398	$117,199	$52,038	$132,205
Plus:
Income Taxes	68,861	106,086	88,547	69,215	23,147	77,380
Interest on Long-Term Debt	58,658	74,299	72,999	77,090	80,259	71,638
Other Interest	3,992	14,110	8,463	11,425	11,060	13,584
Interest Component of Rents(a)	3,782	5,043	5,396	5,394	5,351	5,390

Total Available	$270,733	$361,871	$310,803	$280,323	$171,855	$300,197

Fixed Charges
Interest Charges	$62,650	$88,409	$81,462	$88,515	$91,319	$85,222
Interest Component of Rents(a)	3,782	5,043	5,396	5,394	5,351	5,390

Total Fixed Charges	$66,432	$93,452	$86,858	$93,909	$96,670	$90,612

Ratio of Earnings to Fixed Charges	4.08	3.87	3.58	2.99	1.78	3.31

Fixed Charges and Preferred Stock Dividends
Interest Charges	$62,650	$88,409	$81,462	$88,515	$91,319	$85,222
Interest Component of Rents(a)	3,782	5,043	5,396	5,394	5,351	5,390
Preferred dividends (pre-income tax basis)	2,927	4,278	6,182	7,319	8,176	18,297

Total Fixed Charges and Preferred Stock Dividends	$69,359	$97,730	$93,040	$101,228	$104,846	$108,909

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.90	3.70	3.34	2.77	1.64	2.76

(a)
Estimated interest component of rentals (1/3 of rentals was used where no readily defined interest element could be determined).

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